

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Andrew Freedman
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

>   **Re: LivePerson, Inc.**
>   **DFAN14A filed by Starboard Value LP et al.**
>   **Filed on May 5, 2023**
>   **File No. 000-30141**

Dear Andrew Freedman:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

DFAN14A filed May 5, 2023

General

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following statement: "Furthermore, Mr. LoCascio has been embroiled in his own scandals, notably being included in Jeffrey Epstein's 'Black Book' and having public associations with convicted criminal Ghislaine Maxwell." Additionally, in your response please provide more specificity about these "public associations." In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Daniel Duchovny at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions